AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 SEPTEMBER 2019
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
INR 200 million Zero Coupon Notes _Tap7	Borrowing	3-Jul-19	10-Jul-19	17-May-24	INR 150.24	BNP Paribas
TRY 48 million Zero Coupon Notes	Borrowing	16-Jul-19	3-Sep-19	4-Sep-29	TRY 13.23	CACIB
TRY 10 million Fixed Rates Notes	Borrowing	17-Jul-19	12-Sep-19	13-Sep-22	TRY 10.00	HSBC
GHS 60 million Fixed Rate Notes	Borrowing	19-Jul-19	1-Aug-19	1-Aug-23	GHS 60.00	JP Morgan
INR 90 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	22-Jul-19	29-Aug-19	30-Aug-22	INR 90.00	BNP Paribas
RUB 1.1 billion Zero Coupon Notes	Borrowing	24-Jul-19	29-Aug-19	30-Aug-29	RUB 644.60	BNP Paribas
IDR 26 billion "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	30-Jul-19	26-Sep-19	27-Sep-22	IDR 26,000.00	CACIB
TRY 85 million "Improve the Quality of Life for the People of Africa" Zero Coupon Notes	Borrowing	31-Jul-19	12-Sep-19	13-Sep-21	TRY 67.75	BNP Paribas
TRY 20 million Zero Coupon Notes	Borrowing	1-Aug-19	28-Aug-19	24-Aug-24	TRY 10.97	Nomura Inter. Plc
TRY 7.5 million Fixed Rate Notes	Borrowing	8-Aug-19	19-Sep-19	20-Sep-24	TRY 7.50	CACIB
TRY 13.5 million Zero Coupon Notes	Borrowing	8-Aug-19	19-Sep-19	20-Sep-24	TRY 7.64	CACIB
TRY 28.75 million Zero Coupon Notes	Borrowing	9-Aug-19	27-Sep-19	30-Sep-26	TRY 14.37	Deutsche Bank
TRY 20 million Fixed Rate Notes	Borrowing	19-Aug-19	15-Oct-19	17-Oct-22	TRY 20.00	HSBC
USD 5.5 20 million BWP FX-Linked Notes	Borrowing	21-Aug-19	6-Sep-19	6-Sep-21	USD 5.50	ICBC Standard Bank
USD 7.5 million BWP FX-Linked Notes	Borrowing	21-Aug-19	6-Sep-19	6-Sep-24	USD 7.50	ICBC Standard Bank
ZAR 500 million Zero Coupon Notes -Tap 4	Borrowing	21-Aug-19	29-Aug-19	5-Apr-46	ZAR 71.25	JP Morgan
INR 320 million Fixed Rate Notes	Borrowing	22-Aug-19	26-Sep-19	27-Sep-23	INR 320.00	JP Morgan
TRY 52 million Fixed Rate Notes	Borrowing	22-Aug-19	27-Sep-19	29-Sep-23	TRY 52.00	BNP Paribas
TRY 98 million "Improve the Quality of Life for the People of Africa" Zero Coupon Notes	Borrowing	23-Aug-19	17-Oct-19	19-Oct-21	TRY 78.60	CACIB
INR 200 million Zero Coupon Notes - Tap8	Borrowing	26-Aug-19	3-Sep-19	17-May-24	INR 154.80	BNP Paribas
IDR 14.5 billion "Improve the Quality of Life for the People of Africa" Fixed Rate Notes - Tap 1	Borrowing	2-Sep-19	26-Sep-19	27-Sep-22	IDR 14,500.00	CACIB
TRY 200 million Zero Coupon Notes - Tap 3	Borrowing	6-Sep-19	13-Sep-19	11-Oct-28	TRY 64.00	JP Morgan
HKD 300 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	11-Sep-19	18-Sep-19	18-Sep-20	HKD 300.00	NatWest Markets PLC
CNH 1 Billion (Offshore Renminbi) Fixed Rate Notes	Borrowing	11-Sep-19	18-Sep-19	18-Sep-22	CNH 1,000.00	CACIB
TRY 7.5 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	11-Sep-19	24-Oct-19	25-Oct-24	TRY 7.50	CACIB
TRY 13.5 million "Improve the Quality of Life for the People of Africa" Zero Coupon Notes	Borrowing	11-Sep-19	24-Oct-19	25-Oct-24	TRY 7.25	CACIB
USD 2 billion Global 3-year Fixed Rate Notes	Borrowing	11-Sep-19	18-Sep-19	16-Sep-22	USD 2,000.00	Citi, Daiwa, HSBC, JPM, SG
ZAR 76.5 million "Improve the Quality of Life for the People of Africa" Zero Coupon Notes	Borrowing	13-Sep-19	30-Oct-19	30-Oct-26	ZAR 51.19	Deutsche Bank
TRY 200 million Zero Coupon Notes - Tap 4	Borrowing	17-Sep-19	24-Sep-19	11-Oct-28	TRY 66.50	JP Morgan
TRY 10 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	18-Sep-19	13-Nov-19	14-Nov-22	TRY 10.00	HSBC
IDR 19.5 billion "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	Borrowing	18-Sep-19	27-Nov-19	29-Nov-22	IDR 19,500.00	CACIB
AUD 50 million Kangaroo Fixed Rate Notes - Tap 6	Borrowing	18-Sep-19	25-Sep-19	23-Mar-22	AUD 50.00	Nomura Inter. Plc
INR 200 million Zero Coupon Notes -Tap 9	Borrowing	24-Sep-19	3-Oct-19	17-May-24	INR 155.00	BNP Paribas
TRY 25 million Zero Coupon Notes - Tap 2	Borrowing	26-Sep-19	3-Oct-19	18-Oct-23	TRY 15.85	JP Morgan
JPY 500 million Callable PRDC Notes	Borrowing	27-Sep-19	17-Oct-19	18-Oct-49	JPY 500.00	Mitsubishi Securities Int.
JPY 500 million Callable PRDC Notes	Borrowing	27-Sep-19	17-Oct-19	30-Jul-49	JPY 500.00	Nomura Inter. Plc
INR 71 million Fixed Rate Notes	Borrowing	30-Sep-19	7-Nov-19	8-Nov-22	INR 71.00	BNP Paribas

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY 5.6 billion RDC EMTN	24-Jun-99	15-Jul-99	15-Jul-19	JPY 5,600.00
USD 200 million Subordinated Fixed Rate Notes	24-Aug-89	30-Aug-89	1-Sep-19	USD 200.00
NZD 100 million Kauri 5-year Fixed Rate Notes	19-Aug-14	27-Aug-14	27-Aug-19	NZD 100.00
GHS 27.3 million Fixed Rate Notes	16-Jun-16	1-Jul-16	1-Jul-19	GHS 27.30
IDR 58 billion ''Improve the Quality of Life for the People of Africa" Zero Coupon Notes	24-Aug-16	26-Sep-16	27-Sep-19	IDR 48,952.00
USD 1 billion Global Fixed Rate Notes Bond	14-Sep-16	20-Sep-16	20-Sep-19	USD 1,000.00
USD 23.5 million Fixed Rate Notes	8-Mar-17	22-Mar-17	15-Aug-19	USD 23.50
TRY 5.10 million ''Improve the Quality of Life for the People of Africa'' Fixed Rate Notes	15-Jun-17	25-Jul-17	26-Jul-19	TRY 5.10
TRY 6.5 million "Improve the Quality of Life for the People of Africa" Fixed Rate Notes	5-Jul-17	15-Aug-17	16-Aug-19	TRY 6.50

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

The Bank did not execute any buyback during the Quarter.

Callable bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Call Date	Dealer
JPY 200 million Callable Capped PRDC Notes	6-Jun-14	26-Jun-14	27-Jun-44	JPY 200	01-Aug-19	Daiwa Capital Market Europe

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 30 September 2019.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou Diop N'Sele

Treasurer